Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

January 17, 2012

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment Nos. 54, 55, and 56 (“PEAs”) (File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to the additional oral comments we received from you on December 14, 2011 regarding the Trust’s PEAs, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2011. The primary purpose of the PEAs was to introduce the following new series to the Trust: Emerging Markets Corporate Bond Fund, China Local Debt Fund, and Emerging Markets Inflation Protection Bond Fund (each, a “Fund” and together, the “Funds”). The following summarizes the SEC Staff’s additional comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in each Fund’s Prospectus and/or Statement of Additional Information.

Prospectus

1.

Comment: For the China Local Debt Fund, because the Fund’s name includes the adjective “local,” the SEC Staff believes the Fund should invest 80% of its assets in debt issued by Chinese-domiciled issuers to be consistent with Rule 35d-1.

Response: As discussed in more detail below, the Registrant respectfully disagrees with the Staff’s comment and does not intend to make the requested change. Debt securities typically are denominated in either U.S. dollars or a non-U.S. currency. The primary difference between the two types of debt is the currency exposure: debt denominated in a non-U.S. currency provides direct exposure to fluctuations between the value of such non-U.S. currency and the U.S. dollar. The term “local debt” is a widely used term of art that refers to debt securities that are denominated in a “local” currency other than the U.S. dollar. As commonly understood, the term “local debt” does not refer to the domicile of the issuer. Rather, it refers to the currency in which the debt is denominated (e.g., Chinese yuan) and may be issued by issuers domiciled within, or outside of, a particular jurisdiction. The Registrant therefore believes its investment policies are consistent with Rule 35d-1.

2.	Comment: As evidenced by the Dear Registrant Letter dated January 3, 1991, it is the Staff’s position that investments in non-U.S. governments may not be excluded from a fund’s concentration policy.

Mr. Ed Bartz

January 17, 2012

Therefore, please delete the reference to “non-U.S. government” in the Funds’ concentration policies under “Investment Limitations.”

Response: We respectfully decline to delete the reference to “non-U.S. government” because we believe the existing concentration policy is consistent with the requirements of Section 8(b)(1)(E) of the Investment Company Act of 1940 and Form N-1A. Specifically, Section 8(b)(1)(E) requires only that a registrant recite any policy to “concentrat[e] investments in a particular industry or group of industries.” We also note that the Dear Registrant Letter that the Staff references in support of its position was rescinded on June 1, 1998 with the effectiveness of amendments to Form N-1A. In the adopting release, the Commission specifically stated:

“Form N-1A, as amended incorporates certain disclosure requirements from the [Guidelines to current Form N-1A (“Guides”)] and [Generic Comment Letters prepared by the Division of Investment Management (“GCLs”)]. Other disclosure requirements in the Guides and GCLs have not been incorporated in Form N-1A because, among other things, they are outdated or result in disclosure about technical, legal, and operational matters generally common to all funds. . . Form N-1A, as amended, includes all of the requirements necessary for funds to prepare new or amend existing registration statements.”1

Nonetheless, we have confirmed with the Registrant that each Fund does not intend to invest 25% or more of its assets in debt securities issued by any single foreign government.

***********

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	W. John McGuire, Esq. Richard Morris, Esq. Kathleen M. Long., Esq.

[1]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

2